BY EDGAR

May 27, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

Washington, D.C. 20549

Attn:	Robert Augustin
Katherine Bagley

RE:	Empro Group Inc.
Amendment No. 9 to Registration Statement on Form F-1
Filed May 22, 2025
File No. 333-282155

Dear Sir / Madam:

On behalf of our client, Empro Group Inc. (the “Company”), a Cayman Islands exempted company with limited liability, we hereby submit this letter in response to the comments set forth in that certain letter dated May 23, 2025 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the Company, relating to Amendment No. 9 to the Registration Statement on Form F-1 that the Company filed with the Commission on May 22, 2025.

The Company is responding to the Staff’s comments by submitting this letter, which addresses the Staff’s comments, as more fully set forth below, and by hereby filing Amendment No. 10 to the Registration Statement (“Amendment No. 10”). For your convenience, the Staff’s comments have been retyped herein in bold.

Comment 1	Report of Independent Accountants, page F-2

We note that you restated earnings per share in response to comment 1. Please address the following:

●	Appropriately label the impacted financial statements as restated.
●	Provide the disclosures required by paragraph 49 of IAS 8.
●	Request UHY Malaysia PLT to include a paragraph regarding the restatement in its report and to appropriately date its report. See paragraph 18e of PCAOB Auditing Standard 3101 and Auditing Standard 3110.
●	Ensure that the amendment includes an updated consent that refers to the revised audit report.

Response

In response to the comment, we have revised the disclosures contained in Amendment No. 10 to: (A) label the financial statements as restated; (B) provide the disclosures required by paragraph 49 of IAS 8; (C) include a paragraph regarding the restatement in the audit report; and (D) change the date of the audit report to May 26, 2025. We also have included as Exhibit 23.1 an updated consent that refers to the revised audit report.

If you have any further questions or comments, or would like to discuss this response letter, please feel free to call the undersigned at (212) 326-0468 or to email the undersigned at mcampoli@pryorcashman.com.

Sincerely,

Michael T. Campoli

Michael T. Campoli
Pryor Cashman LLP

cc:	Yeoh Chee Wei